TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) <u>May 17, 2001</u>

Developers Diversified Realty Corporation

(Exact Name of Registrant as Specified in Its Charter)

Ohio

(State or Other Jurisdiction of Incorporation)

001-09016	756335572
(Commission File Number)	(IRS Employer Identification No.)

3300 Enterprise Parkway, Beachwood, Ohio	44122
(Address of Principal Executive Offices)	(Zip Code)

(216) 755-5500

(Registrant's Telephone Number, Including Area Code)

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Current Report on Form 8-K

Item 5. Other Events.

Exhibit 1 is a copy of the Company's May 15, 2001 press release announcing the consummation of the merger with American Industrial Properties REIT.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DEVELOPERS DIVERSIFIED REALTY
CORPORATION

By: /s/ Joan U. Allgood
      Joan U. Allgood, Senior Vice President and
      General Counsel

Date: May 17, 2001